Artemis Securities Clearing, LLC

Financial Statement and
Independent Auditor's Report

December 31, 2025

Filed as a Public Document Pursuant to Rule 17a-5(d)
of the Securities Exchange Act of 1934.

***** PUBLIC DOCUMENT *****

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Artemis Securities Clearing, LLC

TYPE OF REGISTRANT (check all applicable boxes):

- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

225 W Wacker Drive, Suite 1575
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Darrell Butler	312-559-1904	dmb@artemis-ib.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FGMK, LLC
(Name – if individual, state last, first, and middle name)

333 W Wacker Dr., 6th Flr	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

12/17/2009	3968
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ARTEMIS SECURITIES CLEARING, LLC

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, Darrell Butler _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Artemis Securities Clearing, LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
ERIN MCWILLIAMS
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 4/07/2026

Erin W McWilliams

Signature

Title:
President

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
Artemis Securities Clearing, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Artemis Securities Clearing, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

FGMK, LLC

We have served as the Company's auditor since 2012.

Chicago, Illinois
February 4, 2026

FGMK, LLC

333 W. Wacker Drive, 6th Floor | Chicago, IL 60606
2801 Lakeside Drive, 3rd Floor | Bannockburn, IL 60015
17W110 22nd Street, Suite 350 | Oakbrook Terrace, IL 60181

Bannockburn | Chicago | Cleveland | Denver
Dubuque | Indianapolis | Oakbrook Terrace
Orange County | Santa Fe | Sarasota

ARTEMIS SECURITIES CLEARING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

ASSETS

ASSETS
Cash and cash equivalents	$	715,319
	$	715,319

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES
Accounts payable	$	1,988
		1,988

MEMBERS' EQUITY
		713,331
	$	715,319

The accompanying notes are an integral part of this statement.

ARTEMIS SECURITIES CLEARING, LLC

NOTES TO THE FINANCIAL STATEMENT

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business. Artemis Securities Clearing, LLC (the "Company"), a boutique investment bank, serves business owners in connection with the sale of their companies and provides other merger and acquisition ("M&A") activities, including leveraged (or liquidity) recapitalizations. The Company's focus is middle market manufacturers, distributors, and service providers located throughout the United States for which the estimated sale price will exceed $10 million. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"). In addition, the Company is a registered member of the Financial Industry Regulatory Authority ("FINRA") as a Capital Acquisition Broker.

The Company entered an agreement with a related-party under common ownership, effective January 1, 2024, whereby the related-party will provide certain administrative and support services to the Company. The agreement provides that services to be included would be as follows: personnel, occupancy, technology services as well as other general and administrative costs. For more information, refer to Note 3.

Significant Accounting Policies. The Company follows generally accepted accounting principles ("GAAP"), as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows. A summary of the Company's significant accounting policies are as follows.

Management Estimates and Assumptions. The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of this financial statement change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

Cash and Cash Equivalents. All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents. The Company regularly maintains cash and cash equivalent balances that exceed Federal Deposit Insurance Corporation limits.

Fees Receivable and Allowances for Credit Losses. There were no fees receivable as of December 31, 2025. Fees receivable consist of unconditional amounts due for services rendered and are reported at amortized cost. All receivables are uncollateralized. No allowance was deemed necessary by management as of December 31, 2025.

Revenue Recognition. Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

Significant Judgements. Revenue from contracts with customers includes commission income and fees from investment banking advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate fees where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

ARTEMIS SECURITIES CLEARING, LLC

NOTES TO THE FINANCIAL STATEMENT

Our principal sources of revenue are derived from investment banking advisory services. The following is a description of the principal activities, separated by reportable segments, from which the Company generates its revenue.

>   _Success Fees._ Success fees are earned in accordance with the terms of the executed agreement, typically either a fixed dollar amount or percentage of the purchase price upon closing of the transaction. Revenue is recognized at a point in time as these events are completed. In some cases, revenue is collected for payments received by clients after closing subject to certain tests or thresholds.

>   _Retainer Fees._ Retainer Fees are earned in accordance with the terms of the executed agreement. Upon execution of the engagement agreement, there is a Retainer Fee component that includes a contractual obligation by the Company to perform some or all of the following functions ("Milestones"):

>>   _Preparation of Marketing Materials_
>>   _Marketing the Business_
>>   _Negotiating a Transaction_

>   Each Milestone represents approximately one-third (1/3) of the time involved in the transaction and, therefore, the Company recognizes its Retainer Fee in three equal parts unless otherwise stipulated in the agreement. When each Milestone is completed, the Company has met its performance obligation, and therefore has earned that portion of the Retainer Fee. Non-refundable Retainer Fees are recognized upon termination of the engagement by either party, as no further performance obligations remain.

>   _Valuation Fees._ Valuation fees are earned in conjunction with the issuance of either a draft, or final, report as dictated by the contract. As such, the Fee is earned upon meeting the performance obligation. Valuation Fee revenue is recognized at that time.

>   _Reimbursable Expenses._ The Company categorizes revenue related to expenses made on behalf of clients and reimbursable by clients as Reimbursable Expenses.

Contract Liability. The Company records a contract liability when the Company receives payment in advance of satisfying its performance obligation and recognizing revenue. There was no contract liability balance as of December 31, 2025.

Income Taxes. The Company, with the consent of its members, elected, under the Internal Revenue Code, to be taxed as a partnership. As such, the members of the limited liability company are responsible for Federal income taxes on their allocation of the Company's taxable income. Therefore, no provision for Federal income taxes has been included in the accompanying financial statement. The Company's net income or loss is allocated among the members in accordance with the operating agreement of the Company. The Company elected to record and pay state income taxes based on the Company's taxable income that were previously the responsibility of the members. The Company may also be subject to certain other state and local taxes. The Company may make distributions to its members in 2026 in connection with the members' respective income tax liabilities incurred for 2025 as a result of the Company's partnership income tax status.

ARTEMIS SECURITIES CLEARING, LLC

NOTES TO THE FINANCIAL STATEMENT

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, and a rate of "aggregate indebtedness" to "net capital" less than 15 to 1, as these terms are defined. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had net capital of $713,331, which was $708,331 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .003 to 1.

NOTE 3 – RELATED-PARTY TRANSACTIONS

As part of the Company's agreement with the related-party (See Note 1), the Company pays monthly management fees in exchange for certain services as well as a fixed deal fee upon meeting the performance obligations of a success fee.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK

The ongoing operations of the Company are economically dependent on its ability to enter into new contracts with other parties.

NOTE 5 – COMMITMENTS, CONTINGENCIES AND INDEMNIFICATIONS

In the ordinary course of business, the Company may be subject to various claims, litigation, regulatory and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of operations, or net cash flows.

In the ordinary course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligations under these indemnifications to be remote.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated all subsequent events through the date the accompanying financial statement was issued.